                                                                    EXHIBIT 99.1

              HOLLINGER INC. FILES APPLICATION FOR SHAREHOLDER VOTE
                 ON SALE OF HOLLINGER INTERNATIONAL U.K. ASSETS

         Toronto, Canada, July 1, 2004 -- Hollinger Inc. (TSX: HLG.C; HLG.PR.B) announced that Hollinger Inc., and its wholly owned subsidiary 504468 N.B. Inc., had filed a complaint today in Delaware Chancery Court seeking to have the Court require that Hollinger International submit the sale of its U.K. assets to ratification by its shareholders. The filing was made under seal to protect confidential information provided to Hollinger Inc. by Hollinger International under Court order. A redacted version of the complaint will be filed with the Court tomorrow. In connection with that filing, Hollinger Inc. issued the following statement:

"We do not believe that Hollinger International should be allowed to disenfranchise shareholders and deny them their fundamental legal rights. The U.K. assets of the company represent the substantial majority of its value and the sale of those assets therefore requires shareholder approval. Hollinger Inc. has not made a final determination as to the desirability of the proposed transaction, since we have not been provided with all of the necessary information, including details regarding the transaction, possible alternatives and future plans for the company, to make such a decision. We believe, however, that all shareholders should be provided with sufficient information to evaluate the proposed transaction, to weigh it against alternative opportunities that may be available to the company and to determine whether they believe the proposed transaction represents the best way to maximize shareholder value."

Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com